

Mail Stop 4631

November 25, 2009

Via U.S. mail and facsimile

Ms. Maryjo Cohen
President and Chief Executive Officer
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, WI 54703-3703

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **File No. 1-2451**

Dear Ms. Cohen:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008</u>

<u>Business, page 1</u>

1. In future filings, please revise to provide financial information about your segments. Alternatively, you may revise to insert a cross-reference to the financial segment information contained in your consolidated financial statements. See Item 101(b) of Regulation S-K.

Risk Factors, page 5

2. It is inappropriate to refer to "other risks and circumstances" that may adversely impact your operating results without specifically discussing such significant risks and circumstances in this section. In future filings, please revise to delete the second sentence in the introductory paragraph and further revise your disclosure in this section to include all significant risks to your business.   See Item 503(c) of Regulation S-K.

3. Your current disclosure lists all of the risk factors in one section, categorized by segment. Substantially revise your risk factors section. In future filings, please revise to set forth each risk factor separately under a subcaption that adequately describes the risk. Each risk factor, however, should be specific and disclose only one particular risk to the potential investors. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

4. Please give consideration to providing an overview section that provides investors with an introductory understanding of National Presto Industries, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. We would expect to see disclosure that addresses the economic or industry-wide factors relevant to the company; how the company earns revenues and income; the identity of the company's primary business lines, location(s) of operations, and principal products and services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the management's discussion and analysis in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. Refer to Item 303 of Regulation S-K.

Controls and Procedures, page 14

5. You state that since there have been no "significant changes in internal controls during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have

materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Management's Assessment of Internal Control over Financial Reporting, page 14

6. We note your statement that your internal control system was designed to "provide reasonable assurance . . . regarding the preparation and fair presentation of published financial statements." Please confirm, and revise future filings to clarify, that your assessment of effectiveness is based on the complete definition of internal controls as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Exhibits 31.1, 31.2, 32.1 and 32.2

7. Please conform the signatures to the manner in which your certifying officers are identified in paragraph 1.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions.

Sincerely,

Pamela Long
Assistant Director